

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

<u>Via E-mail</u>
Scott Durbin
Chief Financial Officer
Viveve Medical, Inc.
150 Commercial Street
Sunnyvale, CA 94086

> **Re: Viveve Medical, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 26, 2015**
> **File No. 333-200458**

Dear Mr. Durbin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1. We note that in response to prior comment number 2 you added references to clinical studies. Please tell us whether you conducted your clinical studies for purposes of making a submission to FDA or other regulatory body and/or whether you consulted with FDA about the design of the referenced studies. In addition, please tell us the basis upon which you definitively concluded that the treatment "leads to increased sexual function" as you indicate in the second paragraph under this heading. In your response, please address (1) the number of human subjects you studied, (2) the open label nature of the trials, and (3) the methods you used to measure sexual function, including the design of the questionnaires.

2. With respect to the study conducted by Solta Medical, please tell us whether those study results are publicly available and what you mean when you say that your system "has been derived" from the Thermage System.

<u>Market for a Proven Solution…,page 41</u>

3.   We note your response to prior comment 15 and your disclosure, on pages 33 and 46, that the OUS trial was designed to evaluate the safety and effectiveness of the Viveve Treatment. Please also discuss whether your OUS clinical trial was designed with the goal of achieving FDA clearance.

4.   Please provide additional information about your definition of "Statistically Significant" so that an investor not in your industry may understand its meaning to your clinical trial results. For example, how did you determine whether a study participant had experienced a "Statistically Significant" result? Did you ask them whether they thought there was less than a one in ten thousand probability that the improvement they perceived had occurred by error? How did you determine that 100% of the participants had this level of improvement to pre-childbirth levels?

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Maher at (202) 551-3184 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Kevin Friedmann, Esq.